UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: June 15, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REACHES AGREEMENT TO SELL
ITS AUSTRALIAN OPERATIONS

MONTERREY, MEXICO, June 15, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that it has reached an agreement to sell its Australian operations to Holcim Group for approximately A$2.02 billion. The agreement is subject to fulfillment of various closing conditions, including confirmatory due diligence, regulatory approvals and funds from buyer financing being disbursed, among others. The maximum period of time to meet all closing conditions is six months.

CEMEX is one of the leading producers of aggregates, ready-mix concrete and concrete pipe in Australia. The assets to be divested consist of 249 ready-mix concrete plants, 83 aggregates quarries and 16 concrete pipe and products plants - a total of 348 facilities located throughout Australia. These operations generated revenues and EBITDA in 2008 of approximately A$1.86 billion and A$313 million, respectively. The sale also includes CEMEX’s 25% stake in Cement Australia. Cement Australia’s has an annual production capacity of 5.1 million tons of cement, including the expansion under construction in the Gladstone plant, and its assets include four cement plants and one grinding mill.

BBVA, BNP Paribas, Citi, HSBC, Santander and The Royal Bank of Scotland, plc, are acting as financial advisors to CEMEX in this transaction.

This divestment is part of CEMEX’s overall strategy to improve its financial flexibility, which includes:

•	Implementation of US$900 million in recurrent cost savings;
•	Rationalization of capital expenditures; and
•	Reduction of its total debt, and improvement of its debt profile.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements, and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 15, 2009	By:
Name: Rafael Garza
Title: Chief Comptroller